FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 4, 2002

PEREZ COMPANC S.A.

(formerly PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084) Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

Exhibit A

Attached hereto as Exhibit A is the Summarized resolutions adopted at the Shareholders &rsquo Regular Meeting held on November 25, 2002.

EXHIBIT A

PEREZ COMPANC S.A.

Buenos Aires, November 26, 2002

Summarized resolutions adopted at the Shareholders &rsquo Regular Meeting held on November 25, 2002.

Dear Sirs: this is to inform you the summarized resolutions adopted at Perez Companc S.A. &rsquo s Shareholders &rsquo Regular Meeting held on November 25, 2002.

The resolutions adopted were as follows:

  The number of regular directors was fixed at eleven (11) and the number of alternate directors was fixed at six (6), the Board of Directors being made up by the following members: regular directors: Francisco Roberto André Gros, Jorge Marques de Toledo Camargo, Joäo Pinheiro Nogueira Batista, José Coutinho Barbosa, Mariana Paula Ardizzone, Gustavo Alberto Jorge Bizai, Antonio Luiz de Menezes, Antonello Tramonti, Héctor Daniel Casal, Alberto Guimarães and Oscar Aníbal Vicente, and alternate directors: Euclides Scalco, Roberto Monti, Irani Varella, Rogério Almeida Manso da Costa Reis, Horacio Ricardo Babino Garay and Alejandro Pinedo. In compliance with Resolution N. 368/2001 of the Comisión Nacional de Valores ("CNV"), Euclides Scalco and Roberto Monti are independent members, and the remaining directors are non independent members.

  In addition, it was resolved that Antonello Tramonti, Héctor Daniel Casal, Gustavo Alberto Jorge Bizai, Mariana Paula Ardizzone and Irani Varella shall hold office for fiscal year 2002, and Francisco Roberto André Gros, Jorge Marques de Toledo Camargo, Antonio Luiz de Menezes, Joäo Pinheiro Nogueira Batista, José Coutinho Barbosa, Alberto Guimarães and Oscar Aníbal Vicente and all alternate directors shall hold office during 2002 and 2003 fiscal years.

  Regular and alternate directors &rsquo resignation from their respective positions were accepted and performance of resigning directors and replaced directors was approved.

  Gustavo Jorge Capatti &rsquo s and Enrique Bruchou &rsquo s resignations as regular members of the Supervisory Committee, and Olga Margarita Morrone de Quintanav &rsquo s, Carlos Alberto Seoane &rsquo s and Ramon Carlos Quintana &rsquo s resignations as alternate members of the beforementioned Committee were approved and Daniel Gustavo Minenna &rsquo s resignation as regular member was rejected. Justo Federico Norman and Rogelio Norberto Maciel were appointed regular members of the Supervisory Committee and Pablo Dhers Martin, Emiliano Gabet and Gustavo Jorge Cappati were appointed alternate members of such Committee for the term of one.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEREZ COMPANC S.A.

Date: 11/20/2002

By: _____________________ By:_____________________

Name: Jorge de la Rua Name: Daniel Eduardo Rennis

Title: Attorney Title: Attorney